TRANSGLOBE ENERGY CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Income (Loss) and Retained Earnings

(Unaudited - Expressed in thousands of U.S. Dollars, except per share amounts)

	Three Months Ended June 30		Six Months Ended June 30
	2010	2009	2010	2009

REVENUE
Oil sales, net of royalties and other	$35,638	$26,462	$73,042	$45,522
Derivative gain (loss) on commodity contracts (Note 12)	311	(3,481)	289	(3,681)
Other income	7	32	7	32
	35,956	23,013	73,338	41,873

EXPENSES
Operating	6,247	5,201	12,034	10,407
General and administrative	3,034	2,363	6,419	4,869
Foreign exchange loss (gain)	167	(958)	331	(654)
Interest on long-term debt	518	722	1,003	1,329
Depletion and depreciation (Note 3)	7,338	14,415	14,681	26,432
	17,304	21,743	34,468	42,383

Income (loss) before income taxes	18,652	1,270	38,870	(510)

Income taxes – current	9,214	5,631	17,834	8,805

NET INCOME (LOSS)	9,438	(4,361)	21,036	(9,315)

Retained earnings, beginning of period	91,611	83,476	80,013	88,430

RETAINED EARNINGS, END OF PERIOD	$101,049	$79,115	$101,049	$79,115

Net income (loss) per share (Note 10)
Basic	$0.14	$(0.07)	$0.32	$(0.15)
Diluted	$0.14	$(0.07)	$0.31	$(0.15)

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

(Unaudited - Expressed in thousands of U.S. Dollars)

	Three Months Ended June 30		Six Months Ended June 30
	2010	2009	2010	2009

Net income (loss)	$9,438	$(4,361)	$21,036	$(9,315)
Other comprehensive income	-	-	-	-

COMPREHENSIVE INCOME (LOSS)	$9,438	$(4,361)	$21,036	$(9,315)

See accompanying notes to the consolidated financial statements.

Consolidated Balance Sheets

(Unaudited - Expressed in thousands of U.S. Dollars)

	As at	As at
	June 30, 2010	December 31, 2009

ASSETS
Current
Cash and cash equivalents	$21,437	$16,177
Accounts receivable	50,167	35,319
Derivative commodity contracts (Note 12)	193	-
Prepaids and other	2,120	1,909

	73,917	53,405

Deferred financing costs (Note 5)	699	-
Goodwill (Note 4)	8,180	8,180
Property and equipment (Note 3)	180,549	167,297

	$263,345	$228,882

LIABILITIES
Current
Accounts payable and accrued liabilities	$22,017	$14,879
Derivative commodity contracts (Note 12)	-	514
Current portion of long-term debt (Note 5)	-	49,799

	22,017	65,192

Long-term debt (Note 5)	49,977	-

	71,994	65,192

Commitments and contingencies (Note 13)

SHAREHOLDERS’ EQUITY
Share capital (Note 6)	74,266	66,106
Contributed surplus (Note 8)	5,156	6,691
Accumulated other comprehensive income (Note 9)	10,880	10,880
Retained earnings	101,049	80,013

	191,351	163,690

	$263,345	$228,882

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

Signed by:

“Ross G. Clarkson”	“Fred J. Dyment”

Ross G. Clarkson, Director	Fred J. Dyment, Director

Consolidated Statements of Cash Flows

(Unaudited - Expressed in thousands of U.S. Dollars)

	Three Months Ended June 30		Six Months Ended June 30
	2010	2009	2010	2009

CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net income (loss)	$9,438	$(4,361)	$21,036	$(9,315)
Adjustments for:
Depletion and depreciation	7,338	14,415	14,681	26,432
Amortization of deferred financing costs	89	205	178	322
Stock-based compensation (Note 7)	524	480	911	970
Unrealized (gain) loss on commodity contracts	(362)	3,378	(706)	4,349
Changes in non-cash working capital	(1,400)	935	(16,219)	183

	15,627	15,052	19,881	22,941

FINANCING
Repayments of long-term debt	-	(5,000)	-	(5,000)
Issue of common shares for cash (Note 6)	5,614	-	5,744	16,392
Issue costs for common shares (Note 6)	-	(19)	-	(1,185)
Deferred financing costs	(699)	-	(699)	-
Changes in non-cash working capital	-	207	-	(879)

	4,915	(4,812)	5,045	9,328

INVESTING
Exploration and development expenditures	(14,486)	(8,480)	(27,933)	(17,406)
Changes in non-cash working capital	(3,464)	151	8,267	1,455

	(17,950)	(8,329)	(19,666)	(15,951)

NET INCREASE IN CASH AND CASH EQUIVALENTS	2,592	1,911	5,260	16,318

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	18,845	22,041	16,177	7,634

CASH AND CASH EQUIVALENTS, END OF PERIOD	$21,437	$23,952	$21,437	$23,952

Supplemental Disclosure of Cash Flow Information
Cash interest paid	$429	$517	$825	$1,007
Cash taxes paid	9,214	5,631	17,834	8,805
Cash is comprised of cash on hand and balances with banks	21,437	23,952	21,437	23,952
Cash equivalents	-	-	-	-

See accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2010 and December 31, 2009 and for the periods ended June 30, 2010 and 2009
(Unaudited - Expressed in U.S. Dollars)

1. BASIS OF PRESENTATION

The interim consolidated financial statements include the accounts of TransGlobe Energy Corporation and its subsidiaries (“TransGlobe” or the “Company”), as at June 30, 2010 and December 31, 2009 and for the three and six month periods ended June 30, 2010 and 2009, are presented in accordance with Canadian generally accepted accounting principles (“Canadian GAAP” or “Cdn. GAAP”) on the same basis as the audited consolidated financial statements as at and for the year ended December 31, 2009 except as outlined in Note 2. These interim consolidated financial statements do not contain all the disclosures required for annual financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in TransGlobe’s annual report for the year-ended December 31, 2009. In these interim consolidated financial statements, unless otherwise indicated, all dollars are in United States (U.S.) dollars. All references to US$ or to $ are to United States dollars and references to C$ are to Canadian dollars.

2. CHANGES IN ACCOUNTING POLICIES

New Accounting Policies

The Company adopted a share appreciation rights plan in March 2010, which is described in Note 7. Under the share appreciation rights plan, all liabilities must be settled in cash and, consequently, are classified as liability instruments and measured at their intrinsic value less any unvested portion. Unvested share appreciation rights accrue evenly over the vesting period. The intrinsic value is determined as the difference between the market value of the Company’s common shares and the exercise price of the share appreciation rights. This obligation is revalued each reporting period and the change in the obligation is recognized as stock-based compensation expense (recovery).

3. PROPERTY AND EQUIPMENT

The Company capitalized general and administrative costs relating to exploration and development activities during the three and six months ended June 30, 2010 of $0.6 million and $1.0 million, respectively, in Egypt (2009 - $0.4 million and $1.2 million, respectively) and $0.1 million and $0.2 million, respectively, in Yemen (2009 - $0.1 million and $0.2 million, respectively).

Unproven property costs for the three months ended June 30, 2010 in the amount of $16.6 million in Egypt (2009 - $9.7 million) and $11.8 million in Yemen (2009 - $9.1 million) were excluded from costs subject to depletion and depreciation.

Future development costs for Proved reserves included in the depletion calculations for the three months ended June 30, 2010 totaled $2.1 million in Egypt (2009 – $1.9 million) and $11.5 million in Yemen (2009 – $11.0 million).

4. GOODWILL

Changes in the carrying amount of the Company’s goodwill, arising from acquisitions, are as follows:

	Six Months Ended	Year Ended
(000s)	June 30, 2010	December 31, 2009
Balance, beginning of period	$8,180	$8,180
Changes during the period	-	-

Balance, end of period	$8,180	$8,180

5. LONG-TERM DEBT

	As at	As at
(000s)	June 30, 2010	December 31, 2009
Revolving Credit Agreement	$50,000	$50,000
Deferred financing costs	(23)	(201)
	49,977	49,799

Current portion of long-term debt (net of deferred financing costs)	-	49,799

	$49,977	$-

As at June 30, 2010, the Company had a $60.0 million Revolving Credit Agreement of which $50.0 million was drawn. The Revolving Credit Agreement was set to expire on September 25, 2010 and was secured by a first floating charge debenture over all assets of the Company, a general assignment of book debts, security pledge of the Company’s subsidiaries and certain covenants. The Revolving Credit Agreement bore interest at the Eurodollar Rate plus three percent. In the three and six months ended June 30, 2010, the average effective interest rate was 3.4% and 3.3% respectively (2009 – 4.6% and 4.4%, respectively).

Subsequent to June 30, 2010, the Company entered into a new five-year $100.0 million Borrowing Base Facility and paid out the original Revolving Credit Agreement. The new Borrowing Base Facility is secured by a pledge over certain bank accounts, a pledge over the Company’s subsidiaries, and a fixed and floating charge over certain assets. The new credit facility bears interest at the LIBOR rate plus an applicable margin, which ranges from 3.75% to 4.75% and is dependent on the amount drawn. As of June 30, 2010, the Company has incurred financing costs related to the new Borrowing Base Facility in the amount of $0.7 million. As repayments on the new Borrowing Base Facility are not expected to commence until 2012, the entire balance has been presented as a long-term liability on the consolidated balance sheets. Repayments will be made on a semi-annual basis in order to reduce the amount borrowed to an amount no greater than the Borrowing Base. The amount of the Borrowing Base may fluctuate over time and is determined principally by the net present value of borrowing base assets as defined in the Borrowing Base Facility Agreement over the term of the facility as well as pre-determined semi-annual reductions. Accordingly, for each balance sheet date, the timing of repayment is estimated based on the most recent redetermination of the Borrowing Base and repayment schedules may change in future periods.

The estimated future debt payments on long-term debt, as of June 30, 2010, are as follows:

(000s)
2010	-
2011	-
2012	$10,876
2013	18,681
2014	14,626
Thereafter	5,817

6. SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common shares with no par value.

Issued

	Six Months Ended		Year Ended
	June 30, 2010		December 31, 2009
(000s)	Shares	Amount	Shares	Amount
Balance, beginning of period	65,399	$66,106	59,500	$50,532
Share issuance	-	-	5,798	16,312
Stock options exercised	1,194	5,744	101	266
Stock options surrendered for cash payments	-	-	-	(13)
Stock-based compensation on exercise	-	2,416	-	213
Share issue costs	-	-	-	(1,204)

Balance, end of period	66,593	$74,266	65,399	$66,106

The Company has received regulatory approval to purchase, from time to time, as it considers advisable, up to 6,116,905 common shares under a Normal Course Issuer Bid which commenced September 7, 2009 and will terminate September 6, 2010. During the three and six month period ended June 30, 2010, the Company did not repurchase any common shares. During the year-ended December 31, 2009, the Company did not repurchase and cancel any common shares.

7. STOCK OPTION PLAN

Stock option plan

The Company adopted a stock option plan in May 2007 (the “Plan”) and reapproved unallocated options issuable pursuant to the Plan in May 2010. The number of Common Shares that may be issued pursuant to the exercise of options awarded under the Plan and all other Security Based Compensation Arrangements of the Company is 10% of the common shares outstanding from time to time. All incentive stock options granted under the Plan have a per-share exercise price not less than the trading market value of the common shares at the date of grant. Stock options vest one-third on each of the first, second and third anniversaries of the grant date. Options granted expire five years after the grant date.

The following table summarizes information about the stock options outstanding and exercisable at the dates indicated:

	Six Months Ended		Year Ended
	June 30, 2010		December 31, 2009
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise	of	Exercise
(000s, except per share amounts)	Options	Price (C$)	Options	Price (C$)
Options outstanding, beginning of period	5,478	4.12	5,600	4.20
Granted	1,220	6.78	815	3.45
Exercised	(1,194)	4.95	(101)	2.92
Exercised for cash	-	-	(80)	3.26
Forfeited	(575)	4.04	(756)	3.91

Options outstanding, end of period	4,929	4.59	5,478	4.12

Options exercisable, end of period	1,503	4.54	2,335	4.72

Stock–based compensation

Compensation expense of $0.5 million and $0.9 million has been recorded in general and administrative expenses in the Consolidated Statements of Income (Loss) and Retained Earnings for the three and six months ended June 30, 2010 (June 30, 2009 - $0.5 million and $1.0 million, respectively). The fair value of all common stock options granted is estimated on the date of grant using the lattice-based binomial option pricing model. The weighted-average fair value of options granted during 2010 and the assumptions used in their determination are as follows:

2010
Weighted-average fair market value per option (C$)	2.86
Risk free interest rate (%)	2.77
Expected life (years)	5
Expected volatility (%)	48.43
Dividend per share	0.00
Expected forfeiture rate (non-executive employees) (%)	12
Early exercise (Year 1/Year 2/Year 3/Year 4/Year 5)	0%/10%/20%/30%/40%

Share appreciation rights plan

In addition to the Company’s stock option plan, the Company also issues share appreciation rights under the share appreciation rights plan, which was adopted in March 2010. Share appreciation rights are similar to stock options except that the holder does not have the right to purchase the underlying share of the Company and instead the units are settled in cash. Units granted under the share appreciation rights plan vest one-third on each of the first, second and third anniversaries of the grant date. Share appreciation rights granted expire five years after the grant date.

Six Months Ended
June 30, 2010
Weighted-
	Number	Average
	of	Exercise
(000s, except per share amounts)	Units	Price (C$)
Outstanding, beginning of period	-	-
Granted	150	6.61
Exercised	-	-
Forfeited	-	-

Outstanding, end of period	150	6.61

Exercisable, end of period	-	-

The mark-to-market liability for the share appreciation rights plan as at June 30, 2010 was included in accounts payable and accrued liabilities on the Consolidated Balance Sheets.

8. CONTRIBUTED SURPLUS

	Six Months Ended	Year Ended
(000s)	June 30, 2010	December 31, 2009
Contributed surplus, beginning of period	$6,691	$4,893
Stock-based compensation expense	881	2,011
Transfer to common shares on exercise of options	(2,416)	(213)

Contributed surplus, end of period	$5,156	$6,691

9. ACCUMULATED OTHER COMPREHENSIVE INCOME

The balance of accumulated other comprehensive income consists of the following:

	Six Months Ended	Year Ended
(000s)	June 30, 2010	December 31, 2009
Accumulated other comprehensive income, beginning of period	$10,880	$10,880
Other comprehensive income	-	-

Accumulated other comprehensive income, end of period	$10,880	$10,880

10. PER SHARE AMOUNTS

In calculating the net income (loss) per share, basic and diluted, the following weighted-average shares were used:

	Three Months Ended		Six Months Ended
	June 30		June 30
(000s)	2010	2009	2010	2009
Weighted-average number of shares outstanding	66,031	65,328	65,733	63,259
Dilutive effect of stock options	2,491	-	2,147	-

Weighted-average number of diluted shares outstanding	68,522	65,328	67,880	63,529

The treasury stock method assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted-average number of diluted common shares outstanding for the three and six month periods ended June 30, 2010, the Company excluded 144,000 and 1,166,400 options, respectively, as their exercise price was greater than the average common share market price in this period. In calculating the weighted-average number of diluted common shares outstanding for the three and six month periods ended June 30, 2009, the Company excluded all stock options outstanding because there was a net loss in these periods.

11. CAPITAL DISCLOSURES

The Company’s objectives when managing capital are to ensure the Company will have the financial capacity, liquidity and flexibility to fund the ongoing exploration and development of its oil and gas assets. The Company relies on cash flow to fund its capital investments. However, due to long lead cycles of some of its developments and corporate acquisitions, the Company’s capital requirements may exceed its cash flow generated in any one period. This requires the Company to maintain financial flexibility and liquidity. The Company sets the amount of capital in proportion to risk and manages to ensure that the total of the long-term debt is not greater than two times the Company’s funds flow from operations for the trailing twelve months. For the purposes of measuring the Company’s ability to meet the above-stated criteria, funds flow from operations is defined as the net income or loss before any deduction for depletion, depreciation and accretion, amortization of deferred financing charges, non-cash stock-based compensation, and non-cash derivative (gain) loss on commodity contracts. Funds flow from operations is a non-GAAP measure and may not be comparable to similar measures used by other companies.

The Company defines and computes its capital as follows:

	As at	As at
(000s)	June 30, 2010	December 31, 2009
Shareholders’ equity	$191,351	$163,690
Long-term debt, including the current portion (net of unamortized transaction costs)	49,977	49,799
Cash and cash equivalents	(21,437)	(16,177)

Total capital	$219,891	$197,312

The Company’s debt-to-funds flow ratio is computed as follows:

	12 Months Trailing
(000s)	June 30, 2010	December 31, 2009
Long-term debt, including the current portion (net of unamortized transaction costs)	$49,977	$49,799

Cash flow from operating activities	$33,739	$36,799
Changes in non-cash working capital	24,667	8,265
Funds flow from operations	$58,406	$45,064

Ratio	0.9	1.1

The Company’s financial objectives and strategy as described above have remained substantially unchanged over the last two completed fiscal years. These objectives and strategy are reviewed on an annual basis. The Company believes that its ratios are within reasonable limits, in light of the relative size of the Company and its capital management objectives.

The Company is also subject to financial covenants in the Revolving Credit Agreement that existed as at June 30, 2010. The key financial covenants are as follows:

  Interest coverage ratio of greater than 3.5 to 1.0, calculated as EBITDAX to interest expense, for the immediately preceding four consecutive fiscal quarters. For the purposes of the financial covenant calculations, EBITDAX shall mean Consolidated Net Income before interest, income taxes, depreciation, depletion, amortization, and accretion, unrealized derivative losses on commodity contracts and stock based compensation expense.
  Indebtedness to EBITDAX is less than 2.0 to 1.0. For the purposes of the financial covenant calculation, indebtedness shall mean the balance of the Revolving Credit Facility, letters of credit and any amounts payable in connection with a realized derivative loss.
  Current ratio (current assets to current liabilities, excluding the current portion of long-term debt) of greater than 1.0 to 1.0.

The Company is in compliance with all financial covenants at June 30, 2010.

The new Borrowing Base Facility entered into subsequent to June 30, 2010 (see Note 5) will also subject the Company to certain financial covenants. The key financial covenants on the new Borrowing Base Facility are as follows:

  Consolidated Financial Indebtedness to EBITDAX will not exceed 3.0 to 1.0. For the purposes of this calculation, Consolidated Financial Indebtedness shall mean the aggregate of all Financial Indebtedness of the Company. EBITDAX shall be defined as Consolidated Net Income before interest, income taxes, depreciation, depletion, amortization, accretion of abandonment liability, unrealized hedging losses and other similar non-cash charges (including expenses related to stock options), minus unrealized hedging gains and all non-cash income added to Consolidated Net Income.
  Current ratio (current assets to current liabilities, excluding the current portion of long-term debt) of greater than 1.0 to 1.0.

12. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Carrying Values and Estimated Fair Values of Financial Assets and Liabilities
The Company has classified its cash and cash equivalents as assets held for trading and its derivative commodity contracts as financial assets or liabilities held for trading, which are both measured at fair value with changes being recognized in net income. Accounts receivable are classified as loans and receivables; accounts payable and accrued liabilities, and long-term debt are classified as other liabilities, all of which are measured at amortized cost.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

(000s)	June 30, 2010
Classification	Carrying Value	Fair Value
Financial assets held-for-trading	$21,630	$21,630
Loans and receivables	50,167	50,167
Other liabilities	71,994	72,017

Assets and liabilities at June 30, 2010 that are measured at fair value are classified into levels reflecting the method used to make the measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.

The Company’s cash and cash equivalents and risk management contracts are assessed on the fair value hierarchy described above. TransGlobe’s cash and cash equivalents are classified as Level 1 and risk management contracts as Level 2. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level.

Credit Risk
Credit risk is the risk of loss if the counter parties do not fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to accounts receivable, the majority of which are in respect of oil operations, and derivative commodity contracts. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit and an insurance program on a portion of the receivable balance. The Company has not experienced any material credit loss in the collection of accounts receivable to date.

Trade and other receivables are analyzed in the table below. With respect to the trade and other receivables that are not impaired and past due, there are no indications as of the reporting date that the debtors will not meet their payment obligations.

(000s)
Trade and other receivables at June 30, 2010
Neither impaired nor past due	$19,301
Impaired (net of valuation allowance)	-
Not impaired and past due in the following period:
Within 30 days	7,629
31-60 days	7,258
61-90 days	6,598
Over 90 days	9,381

In Egypt, the Company sold all of its 2010 production to one purchaser. In Yemen, the Company sold all of its 2010 Block 32 production to one purchaser and all of its 2010 Block S-1 production to one purchaser. Management considers such transactions normal for the Company and the international oil industry in which it operates.

Market Risk
Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of a business. The market price movements that the Company is exposed to include oil prices (commodity price risk), foreign currency exchange rates and interest rates, all of which could adversely affect the value of the Company’s financial assets, liabilities and financial results.

a) Commodity Price Risk
The Company’s operational results and financial condition are partially dependent on the commodity prices received for its oil production. Commodity prices have fluctuated significantly during recent years.

Any movement in commodity prices would have an effect on the Company’s financial condition. Therefore, the Company has entered into various financial derivative contracts to manage fluctuations in commodity prices in the normal course of operations. The following contracts are outstanding at June 30, 2010:

			Dated Brent Pricing
Period	Volume	Type	Put-Call
Crude Oil
July 1, 2010-August 31, 2010	12,000 Bbls/month	Financial Collar	$60.00-$84.25
July 1, 2010-August 31, 2010	9,000 Bbls/month	Financial Collar	$40.00-$80.00
July 1, 2010-December 31, 2010	10,000 Bbls/month	Financial Floor	$60.00
July 1, 2010-December 31, 2010	20,000 Bbls/month	Financial Floor	$65.00

The estimated fair value of unrealized commodity contracts is reported on the Consolidated Balance Sheet, with any change in the unrealized positions recorded to income. The Company assessed these instruments on the fair value hierarchy and has classified the determination of fair value of these instruments as Level 2, as the fair values of these transactions are based on an approximation of the amounts that would have been paid to, or received from, counter-parties to settle the transactions outstanding as at the Consolidated Balance Sheet date with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

When assessing the potential impact of commodity price changes on its financial derivative commodity contracts, the Company believes 10% volatility is a reasonable measure. The effect of a 10% increase in commodity prices on the derivative commodity contracts would decrease the net income by $0.2 million for the three and six months ended June 30, 2010. The effect of a 10% decrease in commodity prices on the derivative commodity contracts would increase the net income, for the three and six months ended June 30, 2010, by $0.3 million.

Subsequent to June 30, 2010, TransGlobe bought out both financial collar derivative commodity contracts. Immediately subsequent to the buy-out, the following commodity contracts are outstanding:

			Dated Brent Pricing
Period	Volume	Type	Put-Call
Crude Oil
July 1, 2010-December 31, 2010	10,000 Bbls/month	Financial Floor	$60.00
July 1, 2010-December 31, 2010	20,000 Bbls/month	Financial Floor	$65.00

b) Foreign Currency Exchange Risk
As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the Company’s exposure to foreign currency exchange risk relates to certain cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities denominated in Canadian dollars. When assessing the potential impact of foreign currency exchange risk, the Company believes 10% volatility is a reasonable measure. The Company estimates that a 10% increase in the value of the Canadian dollar against the U.S. dollar would result in an increase in the net income for the three and six months ended June 30, 2010 of approximately $0.3 million and conversely a 10% decrease in the value of the Canadian dollar against the U.S. dollar would decrease the net income by said amount for the same periods. The Company does not utilize derivative instruments to manage this risk.

c) Interest Rate Risk
Fluctuations in interest rates could result in a significant change in the amount the Company pays to service variable-interest, U.S.-dollar-denominated debt. No derivative contracts were entered into during 2010 to mitigate this risk. When assessing interest rate risk applicable to the Company’s variable-interest, U.S.-dollar-denominated debt the Company believes 1% volatility is a reasonable measure. The effect of interest rates increasing by 1% would decrease the Company’s net income, for the three and six months ended June 30, 2010, by $0.1 million and $0.3 million, respectively. The effect of interest rates decreasing by 1% would increase the Company’s net income, for the three and six months ended June 30, 2010, by $0.1 million and $0.3 million, respectively.

Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and Proved reserves, to acquire strategic oil and gas assets and to repay debt.

The Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. The following are the contractual maturities of financial liabilities at June 30, 2010:

(000s)	Payment Due by Period[1,2]
	Recognized					More
	in Financial	Contractual	Less than			than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes-Liability	$22,017	$22,017	$-	$-	$-
Long-term debt:
Borrowing Base Facility	Yes-Liability	50,000	-	29,557	20,443	-
Office and equipment leases	No	10,954	1,509	2,880	1,872	4,693
Minimum work commitments[3]	No	7,876	2,923	4,953	-	-
Total		$90,847	$26,449	$37,390	$22,315	$4,693

1.	Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivatives.
2.	Payments denominated in foreign currencies have been translated at June 30, 2010 exchange rates.
3.	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

The Company actively monitors its liquidity to ensure that its cash flows, credit facilities and working capital are adequate to support these financial liabilities, in addition to the Company’s capital programs.

The existing banking arrangement at June 30, 2010 consists of a Revolving Credit Facility of $60.0 million of which $50.0 million was drawn. Subsequent to June 30, 2010, the Company entered into a new five-year $100.0 million Borrowing Base Facility and paid out the existing credit facility (see Note 5).

13. COMMITMENTS AND CONTINGENCIES

The Company is subject to certain office and equipment leases (Note 12).

TransGlobe entered into a farm-out agreement and committed to pay 100% of three exploration wells to a maximum of $9.0 million to earn a 50% working interest in the East Ghazalat Concession in the Western Desert of Egypt, subject to the approval of the Egyptian Government. The Company completed drilling all three exploration wells during the six month period ended June 30, 2010. The Contractor (Joint Venture Partners) has entered the first, 24-month extension period. These financial and work commitments for the extension period were met in the prior period.

Pursuant to the Concession agreement for Nuqra Block 1 in Egypt, the Contractor (Joint Venture Partners) has a minimum financial commitment of $5.0 million ($4.4 million to TransGlobe) and a work commitment for two exploration wells in the second exploration extension. The second, 36-month extension period commenced on July 18, 2009. The Contractor has met the second extension financial commitment of $5.0 million in the prior periods. At the request of the Government, the Company provided a $4.0 million production guarantee from the West Gharib Concession prior to entering the second extension period.

Pursuant to the PSA for Block 72 in Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $2.0 million ($0.1 million to TransGlobe) to drill one exploration well during the second exploration period. The second, 30-month exploration period commenced on January 12, 2009. The Contractor has accepted a farm-in proposal from TOTAL E&P Yemen. Subject to government approval, the Company will reduce its interest in the concession to 20%.

Pursuant to the PSA for Block 75 in Yemen, the Contractor (Joint Venture Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well. The first, 36-month exploration period commenced March 8, 2008. The Company issued a $1.5 million letter of credit (expiring November 15, 2011) to guarantee the Company’s performance under the first exploration period. The letter is secured by a guarantee granted by Export Development Canada.

Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib Concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $7.0 million if incremental reserve thresholds are reached in the East Hoshia (up to $5.0 million) and South Rahmi (up to $2.0 million) development leases, to be evaluated annually. As at December 31, 2009, no additional fees are due in 2010.

In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

14. SEGMENTED INFORMATION

	Egypt		Yemen		Total
	Six Months Ended June 30
(000s)	2010	2009	2010	2009	2010	2009
Revenue
Oil sales, net of royalties and other	$52,342	$26,541	$20,700	$18,981	$73,042	$45,522

Segmented expenses
Operating	7,487	5,454	4,547	4,953	12,034	10,407
Depletion and depreciation	10,718	21,403	3,859	4,937	14,577	26,340
Income taxes	13,014	5,784	4,820	3,021	17,834	8,805

Total segmented expenses	31,219	32,641	13,226	12,911	44,445	45,552

Segmented income (loss)	$21,123	$(6,100)	$7,474	$6,070	$28,597	$(30)

Non-segmented expenses
Derivative loss (gain) on commodity contracts (Note 12a)					(289)	3,681
General and administrative					6,419	4,869
Interest on long-term debt					1,003	1,329
Depreciation					104	92
Foreign exchange loss (gain)					331	(654)
Other income					(7)	(32)

Total non-segmented expenses					7,561	9,285

Net income (loss)					$21,036	$(9,315)

Capital expenditures
Exploration and development	$26,197	$12,932	$1,662	$4,316	$27,859	$17,248
Corporate					74	158

Total capital expenditures					$27,933	$17,406

	Egypt		Yemen		Total
	Three Months Ended June 30
(000s)	2010	2009	2010	2009	2010	2009
Revenue
Oil sales, net of royalties and other	$26,255	$16,522	$9,383	$9,940	$35,638	$26,462

Segmented expenses
Operating	3,845	2,667	2,402	2,534	6,247	5,201
Depletion and depreciation	5,440	11,930	1,845	2,436	7,285	14,366
Income taxes	6,701	3,588	2,513	2,043	9,214	5,631

Total segmented expenses	15,986	18,185	6,760	7,013	22,746	25,198

Segmented income (loss)	$10,269	$(1,663)	$2,623	$2,927	$12,892	$1,264

Non-segmented expenses
Derivative loss (gain) on commodity contracts (Note 12a)					(311)	3,481
General and administrative					3,034	2,363
Interest on long-term debt					518	722
Depreciation					53	49
Foreign exchange loss (gain)					167	(958)
Other income					(7)	(32)

Total non-segmented expenses					3,454	5,625

Net income (loss)					$9,438	$(4,361)

Capital expenditures
Exploration and development	$13,483	$5,623	$983	$2,771	$14,466	$8,394
Corporate					20	86

Total capital expenditures					$14,486	$8,480

	June 30	Dec. 31	June 30	Dec. 31	June 30	Dec. 31
	2010	2009	2010	2009	2010	2009
Property and equipment	$134,548	$119,079	$45,298	$47,486	$179,846	$166,565
Goodwill	8,180	8,180	-	-	8,180	8,180
Other	51,007	41,347	11,096	5,877	62,103	47,224
Segmented assets	$193,735	$168,606	$56,394	$53,363	250,129	221,969
Non-segmented assets					13,216	6,913

Total assets					$263,345	$228,882